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                              May 18, 2020

       Jeremy Frommer
       Chief Executive Officer
       Jerrick Media Holdings, Inc.
       2050 Center Avenue, Suite 640
       Fort Lee, NJ 07024

                                                        Re: Jerrick Media
Holdings, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 8, 2020
                                                            File No. 000-51872

       Dear Mr. Frommer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Increase in Authorized Common Stock, page 11

   1. Please revise your proxy statement to affirmatively disclose whether the increase in authorized common
shares is in any way related to any plans or intentions to enter into a merger,
consolidation, acquisition or if you have any plans, proposals or arrangements to issue additional
shares. In this regard, we note that you have only disclosed such affirmative statement
for your proposal to increase the number of authorized blank check preferred shares. If
such plans or intentions exist, please consider providing the disclosure required by Note A to
Schedule 14A, if applicable.
       Proposal 2: Approval of the Second Amended and Restated Articles of Incorporation, page 11

   2. It appears that Proposal 2 would, among other things and if adopted, simultaneously change the authorized
common stock, authorized "blank check" preferred stock, and an exclusive forum
provision in your Articles of Incorporation. Please provide us with your
  Jeremy Frommer
Jerrick Media Holdings, Inc.
May 18, 2020
Page 2
         analysis for how including these amendments in a single proposal complies with Exchange Act Rule 14a-4(a)(3). For more guidance, please refer to Compliance and
         Disclosure Interpretation (Regarding Unbundling under Rule 14a-4(a)(3) Generally).
         Alternatively, please present each material matter as a separate item. Forum Selection, page 13

3. We note your disclosure that "all Internal Corporate Claims shall be brought solely and exclusively in the Eighth Judicial District Court of Clark County, Nevada," and that the
         "federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of
         1933, as amended." Given that the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision, if applicable. Please also disclose the extent to which your state exclusive forum provision applies to Exchange Act claims and ensure that the exclusive forum provision in your amended charter clearly states as much, or tell us how you will inform investors in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer Lopez, at 202-551-3792, or Mara Ransom, at 202-551-
3264, with any questions.



FirstName LastName Jeremy Frommer                              Sincerely,
Comapany NameJerrick Media Holdings, Inc.
                                                               Division of
Corporation Finance
May 18, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName